GEX MANAGEMENT

12001 N. Central Expressway, Suite 825

Dallas, Texas 75243

(877) 210-4396

November 9, 2016

Sandra B. Hunter, Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Amendment No. 2 to Form S-1 Registration Statement of GEX Management, Inc., a Texas corporation (the “Company”)

Commission File No. 333-213470

Dear Ms. Hunter:

The Company respectfully requests acceleration of the above-referenced Registration Statement to 4:00 EST on Monday, November 14, 2016, or as soon thereafter as is possible.

Thank you very much.

GEX MANAGEMENT, INC.,
a Texas corporation

By /s/ Clayton Carter
Clayton Carter
Chief Financial Officer